SECUF 17008572

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section FEB 28 2017 Washington DC 414

| SEC FILE NUMBER |
|---|
| 8-69494 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Roka Capital Distributors, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6107 Rosemont Circle, Suite 100
(No. and Street)

North Bethesda, MD 20852
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth George (603) 380-5435
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if individual, state last, first, middle name)

108 Robin Drive, Hamilton Square, NJ 08619
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, Kenneth George, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Roka Capital Distributors, LLC as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Kenneth George
CFO/FINop

EDWIN V. MELIN, Notary Public
My Commission Expires December 21, 2021

Notary Public

**This report contains (check all applicable boxes):**

| | | |
|---|---|---|
| (x) | (a) | Facing page. |
| (x) | (b) | Statement of Financial Condition. |
| (x) | (c) | Statement of Income (Loss). |
| (x) | (d) | Statement of Cash Flows. |
| (x) | (e) | Statement of Changes in Stockholders' Equity. |
| ( ) | (f) | Statement of Changes in Subordinated Liabilities (not applicable) |
| (x) | (g) | Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. |
| ( ) | (h) | Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable) |
| ( ) | (i) | Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable). |
| (x) | (j) | A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 |
| ( ) | (k) | A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable). |
| (x) | (l) | An Oath or Affirmation. |
| ( ) | (m) | A Copy of the SIPC Supplemental Report. |
| (x) | (n) | Report on management's assertion letter regarding 15c3-3 Exemption Report |
| (x) | (o) | Management's assertion letter regarding 15c3-3 Exemption Report |

# Roka Capital Distributors, LLC

**Financial Statements**

**December 31, 2016**

**With Report of Independent Registered Public Accounting Firm**

**and**

**Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report**

**Roka Capital Distributors, LLC**
**Table of Contents**
**December 31, 2016**


**Report of Independent Registered Public Accounting Firm** ..... 1

**Financial Statements**

Statement of Financial Condition ..... 2

Statement of Operations ..... 3

Statement of Changes in Member Equity ..... 4

Statement of Cash Flows ..... 5

Notes to Financial Statements ..... 6-8

**Supplementary Information**

Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 ..... 9

Other Information ..... 10

Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption Report ..... 11

Rule 15c3-3 Exemption Report ..... 12

**MICHAEL T. REMUS**
*Certified Public Accountant*
P.O. Box 2555
Hamilton Square, NJ 08690
**Tel:** 609-540-1751
**Fax:** 609-570-5526

## Report of Independent Registered Public Accounting Firm

To: The Member
**Roka Capital Distributors, LLC**

I have audited the accompanying statement of financial condition of Roka Capital Distributors, LLC as of December 31, 2016, and the related statements of operations, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements and supplemental information. ROKA Capital Distributors, LLC's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Roka Capital Distributors, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying Computation Net Capital under Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Michael T. Remus*

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 31, 2017

## Roka Capital Distributors, LLC
## Statement of Financial Condition
## December 31, 2016

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 13,381 |
| Organizational costs | | 30,834 |
| Prepaid expenses | | 526 |
| **Total assets** | $ | 44,741 |
| **Liabilities and Member Equity** | | |
| **Liabilities** | | - |
| **Member Equity** | | |
| Member equity | $ | 44,741 |
| Total Member Equity | | 44,741 |
| **Total liabilities and member equity** | $ | 44,741 |

The Notes to Financial Statements are an integral part of this statement.

**Roka Capital Distributors, LLC**
**Statement of Operations**
**Year ended December 31, 2016**

| | | |
|---|---|---|
| Expenses | | |
| Licenses and regulatory fees | $ | 3,949 |
| Professional fees | | 37,260 |
| Management and allocated corporate overhead | | 8,250 |
| Amortization | | 10,000 |
| Other | | 1,534 |
| Total expenses | | 60,993 |
| Net loss | $ | (60,993) |

The Notes to Financial Statements are an integral part of this statement.

# Roka Capital Distributors, LLC
## Statement of Changes in Member Equity
## Year ended December 31, 2016

| | Total |
|---|---|
| **Balance December 31, 2015** | $ 68,734 |
| Member contributions | 37,000 |
| Net loss | (60,993) |
| **Balance December 31, 2016** | $ 44,741 |

The Notes to Financial Statements are an integral part of this statement.

## Roka Capital Distributors, LLC
## Statement of Cash Flows
## Year ended December 31, 2016

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net loss | $ (60,993) |
| Adjustments to reconcile net loss to net cash used in operating activities | |
| Amortization | 10,000 |
| Changes in assets and liabilities | |
| Prepaid expense | 1,730 |
| Accounts Payable | (1,000) |
| Net cash used in operating activities | (50,263) |
| **Cash flows from financing activities** | |
| Member contributions | 37,000 |
| Net decrease in cash | (13,263) |
| **Cash** | |
| Beginning of period | 26,644 |
| End of period | $ 13,381 |
| Cash paid for income taxes | $ - |
| Cash paid for interest | $ - |

The Notes to Financial Statement are an integral part of this statement.

## 1. Nature of Organization

Roka Capital Distributors, LLC (the "Company") was formed on March 5, 2014 in the State of Delaware, and operates as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The company is a wholly-owned subsidiary of Roka Capital, LLC (the "Member").

The Company holds no customer funds or securities and does not participate in the underwriting of securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under section (k)(2)(i) of the rule.

The Company is a broker-dealer whose planned principal operations are to wholesale various financial products to other broker-dealers.

The Company's activities are subject to significant risks and uncertainties, including the risk and uncertainty that planned operations do not materialize as planned.

## 2. Summary of Significant Accounting Policies

**Basis of Presentation**
The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United State of America ("U.S. GAAP") unless otherwise disclosed.

**Use of Estimates**
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

**Statement of Cash Flows**
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The Company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2016. Cash is held at a major financial institution and is insured by the Federal Deposit Insurance Corporation.

**Cash Equivalents**
For purposes of the Statement of Cash Flows, the Company considers all debt securities purchased with a maturity of three months or less, as well as money market funds, to be cash equivalents.

**Revenue Recognition**
The Company has not generated revenue since inception. The Company is approved to wholesale REITs, Mutual Funds, Variable Annuities, Business Development Corporations and Tenants-in-Common.

**Income Taxes**
FASB Accounting Standard Codification ("ASC") Topic 740 Income Taxes ("ACS 740") requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company has evaluated the known implications of ASC 740 and has concluded that ASC 740 did not have any effect on the Company's financial statements.

**Income Taxes, continued**
As of December 31, 2016, the Company identified no uncertain tax positions that would require financial statement recognition, de-recognition or disclosure. As a single-member LLC, the Company is a disregarded entity for U.S. federal income tax purposes and all income and expenses are reported by its member. Accordingly, no provisions for federal or state income taxes are necessary, as the tax implications of the Company's activities accrue directly to its member.

3. **Net Capital Requirements**
As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital for Broker-Dealers Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000 as defined and requires that the aggregate indebtedness, as defined, shall not exceed fifteen times net capital. At December 31, 2016, the Company had net capital of $13,381 which exceeded the required net capital of $5,000 by $8,381. At December 31, 2016, the Company's aggregate indebtedness to net capital ratio was 0.0 to 1.

4. **Regulation**

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the Financial Industry Regulatory Authority, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

5. **Concentrations**

The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, investor sentiment, and the changing security laws. These factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

6. **Related Party Transactions**

The Company has an expense sharing agreement with its member. The member pays certain general and administrative expenses on behalf of the Company. For the period ended December 31, 2016, the member charged the Company $8,250 in accordance with the expense sharing agreement. At December 31, 2016 amount due to related party was $0.

The Company's principal member provided services and received no compensation during the period ended December 31, 2016.

7. **Commitments and Contingencies**

The Company's overhead expenses are paid by its member. The Company has an agreement with the member and it is continuous until amended in writing by either party at their sole discretion. This expense agreement was established to have the member pay certain expenses on behalf of the Company. These expenses are billed directly to the member by the vendors. The Company has no obligation, direct or indirect, to compensate the member or any third party.

## 8. Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of January 31, 2017, the date for which the financial statements were issued. Based upon this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

## SUPPLEMENTARY INFORMATION

## Roka Capital Distributors, LLC
## Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1
## December 31, 2016

| | | |
|---|---|---|
| **Net Capital** | | |
| Total member equity | $ | 44,741 |
| Deductions and/or charges | | |
| Nonallowable assets | | |
| Prepaid expense | | (526) |
| Organizational costs | | (30,834) |
| Net capital | $ | 13,381 |
| | | |
| **Aggregate Indebtedness** | | |
| Items included in statement of financial condition | | |
| | $ | - |
| Total aggregate indebtedness | $ | - |
| | | |
| **Computation of Basic Net Capital Requirement** | | |
| Minimum net capital under rule 15c3-1(a)(1)(i) (6 2/3 pecent of aggregate indebtedness) | $ | - |
| Minimum net capital under rule 15c3-1(a)(2)(vi) | $ | 5,000 |
| Required minimum net capital [greater of rule 15c3-1(a)(1)(i) or rule 15c3-1(a)(2)(vi)] | $ | 5,000 |
| Excess net capital | $ | 8,381 |
| Ratio: Aggregate indebtedness to net capital | | 0 to 1 |
| | | |
| Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2016): | | |
| Net Capital, as reported in Company's Part IIA unaudited FOCUS Report | $ | 13,381 |
| Net Capital, per above | $ | 13,381 |
| Difference | $ | - |

There are no material differences between the net capital reflected in the above computation and the net capital reflected in Company's FOCUS Report as of December 31, 2016.

See Report of Independent Registered Public Accounting Firm

1. **Computation for Determination of Reserve Requirements Under Rule 15c3-3**

   The Company operates under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3.

2. **Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3**

   The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2016.

3. **Reconciliation Pursuant to SEC Rule 17a-5(d)(4)**

   There was no reconciliation of net capital pursuant to SEC Rule 17a-5(d)(4), as there were no material differences between the net capital per the unaudited Form X-17A-5 and the amount computed pursuant to net capital rule 15c3-1 on the previous page.

**MICHAEL T. REMUS**

*Certified Public Accountant*

P.O. Box 2555
Hamilton Square, NJ 08690
**Tel:** 609-540-1751
**Fax:** 609-570-5526

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Roka Capital Distributors, LLC

I have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3, in which (1) Roka Capital Distributors, LLC identified the following provisions of 17 C.F.R. §240. 15c3-3(k) under which Roka Capital Distributors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(i), (the "exemption provisions") and (2) Roka Capital Distributors, LLC stated that Roka Capital Distributors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Roka Capital Distributors, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Michael T. Remus*

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 31, 2017

**Roka Capital Distributors, LLC**
**Rule 15c3-3 Exemption Report**
**Year ended December 31, 2016**

Roka Capital Distributors, LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

Roka Capital Distributors, LLC has met the identified exemption provisions for the year ended December 31, 2016 without exception.

Kenneth George, CFO/FINop